Exhibit (d)(4)

June 16, 2005

Navigant International, Inc.

84 Inverness Circle East

Englewood, CO 80012

Attention:	Robert Griffith
Chief Financial Officer/Chief Operating Officer

This letter concerns matters discussed in the Consent Solicitation Statement dated June 10, 2005 sent by Navigant International, Inc. (the “Company”) to owners of the Company’s 4.875% Convertible Subordinated Debentures due 2023. Terms not otherwise defined herein shall have the meaning given in such Consent Solicitation Statement and Indenture, as applicable.

We understand that the Company is considering whether to terminate the Solicitation and launch a new consent solicitation for the Amendment and Waiver or to revise the Solicitation (either called the “Revised Solicitation”), which Revised Solicitation may include an amendment to the Indenture to add as a term of the Debentures a make-whole provision concerning adjustments for conversion upon certain changes of control (a “Make-Whole Provision”). As an inducement to cause the Company to initiate the Revised Solicitation with a Make-Whole Provision, the Amendment and the Waiver, we are entering into this letter agreement with the Company subject to the terms and conditions set forth below.

The terms and conditions of this letter agreement are that:

•	We agree irrevocably to execute and not withdraw (or cause to be executed and not withdrawn) a consent to the Amendment, Waiver and Make-Whole Provision with respect to the aggregate principal amount of Debentures of $7,750,000. We represent and warrant to the Company that at the date of this agreement we are a registered investment advisor with discretionary authority with regard to such principal amount of Debentures.

•

This agreement is subject to the condition that the Revised Solicitation provides that the Amendment and Make-Whole Provision will be added to the Indenture by a Supplemental Indenture executed by the Company and the Trustee, that the Make-Whole Provision will include terms which are substantially the same in form and substance as those set out on Exhibit A to this agreement (providing for an adjustment to shares delivered upon the conversion if certain changes of control occur) and that the Amendment and Waiver will be substantially the same in form and substance as the Amendment and Waiver set forth in the Statement, except that the Revised Solicitation, Amendment, Waiver and Make-Whole Provision need not

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include any Consent Fee of $5.00 for each $1,000 in principal amount or any other amount of a consent fee.

•	If the Company decides to initiate the Revised Solicitation and in fact does commence the Revised Solicitation and if the Supplemental Indenture to be executed by the Trustee and the Company to evidence the Amendment, Waiver and Make-Whole Provision does not substantially comply with the foregoing paragraph, this agreement and any consent to the Amendment, Waiver and Make-Whole Provision obtained as a result of this agreement will be void and of no effect.

•	In the event the Company commences and then terminates a Revised Solicitation in accordance with the termination terms of the Revised Solicitation, including for example, curing the existing defaults under the Indenture, the Company agrees pursuant to this agreement to make a cash payment to us of $2.50 per $1,000 in principal amount (up to the total principal amount stated above) of Debentures beneficially owned by us as of the date of this letter, to the extent covered by a consent to the Amendment, Waiver and Make-Whole Provision as required above.

•	Our obligation under this agreement shall terminate if the Company does not commence a Revised Solicitation on or before June 23, 2005.

•	We agree that we will maintain the confidentiality of the terms and conditions of this agreement from the date hereof until the earlier of commencement of the Revised Solicitation or June 23, 2005 and will until that time not use any information relating to this agreement except for purposes of considering and complying with this agreement. Accordingly, we agree that, without the prior written consent of the Company, during that time period we will not (i) purchase, contract to purchase, offer, pledge, sell, contract to sell, sell any option, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock of the Company, any Debentures or any securities convertible into or exercisable or exchangeable for common stock or Debentures of the Company or (ii) enter into any swap or other arrangement that acquires from another or transfers to another, in whole or in part, any of the economic consequences of ownership of common stock of the Company or any Debentures, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of common stock of the Company, Debentures or such other securities, in cash or otherwise.

•

We acknowledge that, if the Revised Solicitation is completed, the transaction may be treated as a deemed exchange under Section 1001 of the Internal Revenue Code and that the amended Debentures may be treated as contingent payment interest instruments for U.S. federal income tax purposes.

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We will consult with our own tax advisors regarding these matters and the potential consequences.

•	Delivery of executed copies of this agreement may be made by fax or electronic transmission. This letter agreement and any claim or dispute of any kind or nature whatsoever arising out of or relating to this letter agreement shall be governed by and construed in accordance with the laws of the state of New York.

Accepted and Agreed to as of the date first written above:

ZAZOVE ASSOCIATES, LLC*

By:	/s/ Steve Kleiman
	Name:	Steve Kleiman
	Title:	COO

NAVIGANT INTERNATIONAL, INC.

By:	/s/ Robert C. Griffith
	Name:	Robert C. Griffith
	Title:	COO, CFO

*	Registered investment advisor with discretionary authority.

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Exhibit A

Make-Whole Provision

The provisions below are the primary operative provisions of the Make-Whole Provision. However, there are other changes and additions to implement the Make-Whole Provision.

Section 15.01(b)(ii) is hereby replaced in its entirety by the following:

(ii)

a Change of Control occurs pursuant to clause (1) of the definition thereof or clause (2) of the definition thereof pursuant to which the Common Stock is to be converted into cash, securities or other property, then the Debentures may be surrendered for conversion at any time from and after the date which is 15 days prior to the anticipated effective date of such transaction until 15 days after the actual effective date of such transaction (or, if such transaction also constitutes a Fundamental Charge pursuant to which holders have a right to require the Company to repurchase the Debentures pursuant to Section 3.05, until the Business Day immediately preceding the applicable Fundamental Change Repurchase Date). The Company shall notify the holders and the Trustee at the time the Company publicly announces the Change of Control transaction giving rise to the above conversion right (but in no event less than 20 days prior to the effective date of such transaction). If the Company engages in any reclassification of the Common Stock (other than a subdivision or combination of its outstanding Common Stock, or a change in par value, or from par value to no par value, or from no par value to par value) or is a party to a consolidation, merger, binding share exchange or transfer of all or substantially all of its assets pursuant to which holders of Common Stock would be entitled to receive cash, securities or other property, then at the effective time of such transaction, to the extent that it constitutes a Change of Control as described in this paragraph above as giving rise to a conversion right, the Conversion Obligation and the amounts in Section 15.02(g) shall be based on the applicable Conversion Rate and the kind and amount of cash, securities or other property that a holder of one share of the Common Stock would have received in such transaction (such property, collectively, the “Exchange Property”). In addition, if a holder converts Securities following the effective time of any such transaction, any amounts under Section 15.02(g) to be settled in shares of Common Stock shall be paid in such Exchange Property rather than shares of Common Stock. A holder can require the Company to repurchase all or a portio of its Debentures pursuant to Section 3.05 or, subject to the terms and conditions of Section

15.01(d), if such holder elects, instead, to convert all or a portion of its Debentures, such holder shall receive Additional Shares upon conversion.

Section 15.01 of the Indenture is hereby amended by inserting the following sections:

(d) If and only to the extent a holder timely elects to convert Debentures in connection with (a) a Change of Control specified in Section 15.01(b)(ii) that occurs prior to November 1, 2010, and 10% or more of the consideration for the Common Stock in such Change of Control transaction consists of consideration other than common stock traded or scheduled to be traded immediately following such transaction on a U.S. national securities exchange or the Nasdaq National Market, then the Conversion Rate shall be increased by an additional number of shares of Common Stock (the “Additional Shares”) as described below; provided, that, if the Stock Price paid in connection with such transaction is greater than $60.00 or less than $13.35 (subject in each case to adjustment as described below), no Additional Shares shall be added to the Conversion Rate. Notwithstanding this Section 15.01(d), if the Company elects to adjust the Conversion Rate pursuant to Section 15.01(e), the provisions of Section 15.01(e) shall apply in lieu of the provisions of this Section 15.01(d). The Company shall notify holders, at least 20 days prior to the anticipated effective date of such transaction causing any increase of the Conversion Rate pursuant to this Section 15.01(d), whether the Company elects to increase the Conversion Rate as described above or to adjust the Conversion Rate pursuant to Section 15.01(e).

The number of Additional Shares to be added to the Conversion Rate as described in the immediately preceding paragraph shall be determined by reference to the table attached as Exhibit B hereto, based on the effective date of such Change of Control transaction specified in Section 15.01(b)(ii) and the Stock Price paid in connection with such transaction; provided, that, if the Stock Price is between two Stock Price amounts in the table or such effective date is between two effective dates in the table, the number of Additional Shares shall be determined by a straight-line interpolation between the number of Additional Shares set forth for the higher and lower Stock Price amounts and the two dates, as applicable, based on a 360-day year. The “effective date” with respect to a Change of Control transaction specified in Section 15.01(b)(ii) means the date that such transaction or event becomes effective.

With respect to any Debentures tendered for conversion to which Additional Shares apply, any shares of Common Stock to be delivered upon conversion of such Debentures pursuant to Section 15.02 shall be delivered to holders who elect to convert their Securities on the third Business Day following the date the settlement amount is determined.

The Stock Prices set forth in the first row of the table in Exhibit B hereto shall be adjusted as of any date on which the Conversion Rate of the Debentures is adjusted pursuant to Section 15.05. The adjusted Stock Prices shall equal the Stock Prices applicable immediately prior to such adjustment, multiplied by a fraction, the numerator of which is the Conversion Rate immediately prior to the adjustment giving rise to the Stock Price adjustment and the denominator of which is the Conversion Rate as so adjusted. The number of Additional Shares shall be adjusted in the same manner as the Conversion Rate as set forth in Section 15.05.

Notwithstanding the foregoing, in no event shall the total number of shares of Common Stock issuable upon conversion of the Securities exceed 74.9063 per $1,000 principal amount of Securities, subject to adjustments in the same manner as the Conversion Rate as set forth in Section 15.05.

(e) Notwithstanding the provisions of Section 15.01(d), in the case of a Change of Control that would lead to the issuance of Additional Shares as set forth in clause (d) above that is also a Public Acquirer Change of Control, the Company may, in lieu of increasing the Conversion Rate by Additional Shares as described in Section 15.01(d), elect to adjust the Conversion Rate and the related Conversion Obligation such that from and after the effective date of such Public Acquirer Change of Control, holders of Debentures shall be entitled to convert their Debentures (subject to the satisfaction of the conditions to conversion set forth in Section 15.01(a)) into Public Acquirer Common Stock. The Conversion Rate following the effective date of such transaction will be a number of shares of Public Acquirer Common Stock equal to the product of the Conversion Rate in effect immediately before the Public Acquirer Change of Control times the average of the quotients obtained, for each Trading Day in the 10 consecutive Trading Day period ending on the Trading Day immediately preceding the effective date of such Public Acquirer Change of Control (the “Valuation Period”), of:

(i)	the Acquisition Value of our Common Stock on each such Trading Day in the Valuation Period, divided by

(ii)	the Last Reported Sale Price of the Public Acquirer Common Stock on each such Trading Day in the Valuation Period.

The “Acquisition Value” of the Common Stock means, for each Trading Day in the Valuation Period, the value of the consideration paid per share of Common Stock in connection with such Public Acquirer Change of Control, as follows:

(i)	for any cash, 100% of the face amount of such cash;

(ii)	for any Public Acquirer Common Stock, 100% of the Last Reported Sale Price of such Public Acquirer Common Stock on such trading day; and

(iii)	for any other securities, assets or property, the fair market value of such security, asset or property on such Trading Day, as determined by the Board of Directors.

“Public Acquirer Change of Control” means an event constituting a corporate transaction that would otherwise obligate the Company to increase the Conversion Rate as described in Section 15.01(d) and the acquirer, the Person formed by or surviving the merger or consolidation or any entity that is a direct or indirect “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act) of more than 50% of such Person’s or Acquirer’s Voting Stock, has a class of common stock traded on a national securities exchange or quoted on a U.S. national securities exchange or quoted on the National Association of Securities Dealers Automated Quotation System or which will be so traded or quoted when issued or exchanged in connection with such corporate transaction (the “Public Acquirer Common Stock”); provided, that, if, there is more than one of such entity, the relevant entity shall be such entity with the most direct beneficial ownership to such acquirer’s or Person’s capital stock.

Upon a Public Acquirer Change of Control, if the Company so elects, the holders may convert their Debentures (subject to the satisfaction of the conditions to conversion set forth in Section 15.01(a)) at the adjusted Conversion Rate described above, but shall not be entitled to the increased Conversion Rate described in Section 15.01(d). The Company shall notify the holders of its election in its notice to the holders pursuant to Section 15.01(b)(ii) above. The holders may convert their Debentures upon a Public Acquirer Change of Control during the period specified in Section 15.01(b)(ii). In addition, the holders can also, subject to certain conditions, require the Company to repurchase all or a portion of their Debentures as described in Section 3.05.

Exhibit B

Make-Whole Provision

Navigant International, Inc.

Conversion Rate Adjustment Table

	$13.35	$14.02	$14.36	$15.08	$15.83	$16.55	$18.54	$20.77	$23.26	$26.05	$29.17	$32.67	$36.60	$40.99	$45.91	$51.41	$60.00
1-Jul-05	14.49	14.49	14.49	14.49	14.49	13.91	11.50	9.54	7.90	6.61	5.50	4.58	3.87	3.25	2.71	2.22	0.00
1-Nov-05	14.49	14.49	14.49	14.49	14.49	13.84	11.41	9.43	7.81	6.51	5.42	4.52	3.80	3.17	2.64	2.17	0.00
1-Nov-06	14.49	14.49	14.49	14.49	13.75	12.66	10.22	8.30	6.81	5.59	4.61	3.83	3.22	2.68	2.23	1.84	0.00
1-Nov-07	14.49	14.49	14.49	13.77	12.33	11.17	8.76	6.98	5.56	4.49	3.66	3.04	2.56	2.14	1.79	1.48	0.00
1-Nov-08	14.49	14.12	13.14	11.40	9.96	8.70	6.30	4.57	3.37	2.59	2.04	1.67	1.40	1.18	1.00	0.83	0.00
1-Nov-09	14.49	12.18	11.16	9.12	7.37	6.13	3.58	2.10	1.30	0.89	0.67	0.54	0.47	0.40	0.34	0.28	0.00
1-Nov-10	14.49	10.93	9.23	5.91	2.76	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00

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